UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                  Fidelity National Information Services, Inc.
  ---------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $0.01 per share
  ---------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   31620M 10 6
  ---------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                               James Westra, Esq.
                           Weil, Gotshal & Manges LLP
                               100 Federal Street
                                   34th Floor
                                Boston, MA 02110
                                 (617) 772-8300
  ---------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                November 9, 2006
  ---------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 49455P                                                  13D                                                   Page 2 of 17
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        1           NAME OF REPORTING PERSON:                          THL EQUITY ADVISORS V, LLC
                    I.R.S. IDENTIFICATION NO.                                       [  ]
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (a) [_]
                                                                                                                             (b) [X]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                OO

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]

------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              DELAWARE

------------------- ----------------------------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           -0-
           SHARES
                               ------- ---------------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         11,536,671 (SEE ITEM 5)
          OWNED BY
                               ------- ---------------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                               ------- ---------------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    11,536,671 (SEE ITEM 5)

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        11,536,671

------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           6.07%

------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          OO

------------------- ----------------------------------------------------------------------------------------------------------------
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CUSIP No. 49455P                                                  13D                                                   Page 3 of 17
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        1           NAME OF REPORTING PERSON:                          THOMAS H. LEE ADVISORS, LLC
                    I.R.S. IDENTIFICATION NO.                                       [  ]
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (a) [_]
                                                                                                                             (b) [X]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                OO

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]

------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              DELAWARE

------------------- ----------------------------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           -0-
           SHARES
                               ------- ---------------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         11,790,998 (SEE ITEM 5)
          OWNED BY
                               ------- ---------------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                               ------- ---------------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    11,790,998 (SEE ITEM 5)

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        11,790,998

------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [ ]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           6.21%

------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          OO

------------------- ----------------------------------------------------------------------------------------------------------------
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CUSIP No. 49455P                                                  13D                                                   Page 4 of 17
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        1           NAME OF REPORTING PERSON:                          THL FNIS HOLDINGS, LLC
                    I.R.S. IDENTIFICATION NO.                                       [  ]
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (a) [_]
                                                                                                                             (b) [X]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                OO

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]

------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              DELAWARE

------------------------------------------------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           -0-
           SHARES
                               ------- ---------------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         11,411,825
          OWNED BY
                               ------- ---------------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                               ------- ---------------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    11,411,825

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        11,411,825

------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [  ]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           6.0%

------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          OO

------------------- ----------------------------------------------------------------------------------------------------------------
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CUSIP No. 49455P                                                  13D                                                   Page 5 of 17
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        1           NAME OF REPORTING PERSON:                          THOMAS H. LEE EQUITY (CAYMAN) FUND V, L.P.
                    I.R.S. IDENTIFICATION NO.                                       [  ]
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (a) [_]
                                                                                                                             (b) [X]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                OO

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]

------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              CAYMAN ISLANDS

------------------------------------------------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           -0-
           SHARES
                               ------- ---------------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         124,846
          OWNED BY
                               ------- ---------------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                               ------- ---------------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    124,846

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        124,846

------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [  ]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.07%

------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          PN

------------------- ----------------------------------------------------------------------------------------------------------------
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CUSIP No. 49455P                                                  13D                                                   Page 6 of 17
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        1           NAME OF REPORTING PERSON:                          PUTNAM INVESTMENT HOLDINGS, LLC
                    I.R.S. IDENTIFICATION NO.                                       [  ]
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (a) [_]
                                                                                                                             (b) [X]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                OO

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]

------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              DELAWARE

------------------------------------------------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           -0-
           SHARES
                               ------- ---------------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         71,007
          OWNED BY
                               ------- ---------------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                               ------- ---------------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    71,007

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        71,007

------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [  ]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.04%

------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          OO

------------------- ----------------------------------------------------------------------------------------------------------------
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CUSIP No. 49455P                                                  13D                                                   Page 7 of 17
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        1           NAME OF REPORTING PERSON:                          PUTNAM INVESTMENTS EMPLOYEES' SECURITIES COMPANY I LLC
                    I.R.S. IDENTIFICATION NO.                                       [  ]
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (a) [_]
                                                                                                                             (b) [X]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                OO

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]

------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              DELAWARE

------------------------------ -----------------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           -0-
           SHARES
                               ------- ---------------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         61,018
          OWNED BY
                               ------- ---------------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                               ------- ---------------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    61,018

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        61,018

------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [  ]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.03%

------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          OO

------------------- ----------------------------------------------------------------------------------------------------------------
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CUSIP No. 49455P                                                  13D                                                   Page 8 of 17
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        1           NAME OF REPORTING PERSON:                          PUTNAM INVESTMENTS EMPLOYEES' SECURITIES COMPANY II LLC
                    I.R.S. IDENTIFICATION NO.                                       [  ]
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [_]
                                                                                                                             (b) [X]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                OO

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]

------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              DELAWARE

------------------------------ -----------------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           -0-
           SHARES
                               ------- ---------------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         54,481
          OWNED BY
                               ------- ---------------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                               ------- ---------------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    54,481

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        54,481

------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [  ]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.03%

------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          OO

------------------- ----------------------------------------------------------------------------------------------------------------
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CUSIP No. 49455P                                                  13D                                                   Page 9 of 17
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        1           NAME OF REPORTING PERSON:                          THOMAS H. LEE INVESTORS LIMITED PARTNERSHIP
                    I.R.S. IDENTIFICATION NO.                                       [  ]
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (a) [_]
                                                                                                                             (b) [X]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                OO

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]

------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              DELAWARE

------------------------------ -----------------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           -0-
           SHARES
                               ------- ---------------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         67,821
          OWNED BY
                               ------- ---------------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                               ------- ---------------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    67,821

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        67,821

------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [  ]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.04%

------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          PN

------------------- ----------------------------------------------------------------------------------------------------------------
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CUSIP No. 49455P                                                  13D                                                  Page 10 of 17
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        1           NAME OF REPORTING PERSON:                          PUTNAM INVESTMENTS, LLC
                    I.R.S. IDENTIFICATION NO.                                       [  ]
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (a) [_]
                                                                                                                             (b) [X]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                OO

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]

------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              DELAWARE

------------------------------ -----------------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           -0-
           SHARES
                               ------- ---------------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         186,506 (SEE ITEM 5)
          OWNED BY
                               ------- ---------------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                               ------- ---------------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    186,506 (SEE ITEM 5)

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        186,506

------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [ ]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.1%

------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          OO

------------------- ----------------------------------------------------------------------------------------------------------------
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                                  SCHEDULE 13D
                                  ------------

This Amendment No. 1 supplements and amends Items 4, 5, 6 and 7 of the statements on Schedule 13D relating to the common stock, $0.01 par value per share ("FIS Common Stock"), of Fidelity National Information Services, Inc., a Georgia Corporation ("FIS"), filed on February 1, 2006 jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) THL Equity Advisors V, LLC ("Advisors V"), (2) THL FNIS Holdings, LLC, a Delaware limited liability company ("FNIS Holdings"), (3) Thomas H. Lee Equity (Cayman) Fund V, L.P., a Cayman Islands exempted limited partnership ("Cayman Fund"), (4) Thomas
H. Lee Investors Limited Partnership, a Massachusetts Limited Partnership ("Investors"), (5) Thomas H. Lee Advisors, LLC, a Delaware limited liability company ("Advisors"), (6) Putnam Investments Employees' Securities Company I LLC, a Delaware limited liability company ("Putnam I"), (7) Putnam Investments Employees' Securities Company II, LLC, a Delaware limited liability company ("Putnam II"), (8) Putnam Investment Holdings, LLC, a Delaware limited liability company ("Putnam Holdings" and together with Putnam I and Putnam II, the "Putnam Entities"), and (9) Putnam Investments, LLC ("Putnam"). Each Item below amends and supplements the information disclosed under the corresponding Item of the
Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

         ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

         The Reporting Persons acquired 14,390,998 shares, in the aggregate, of FIS Common Stock as merger consideration for the shares of common stock of FIS DE that it owned prior to the Merger. All of the shares of FIS Common Stock held by the Reporting Persons were acquired primarily for investment purposes. Each of the Reporting Persons intends to monitor its investment in FIS on an ongoing basis and to take such measures as it deems appropriate from time to time in furtherance of such interests. Each of the Reporting Persons may from time to time acquire additional FIS Common Stock, dispose of some or all of the shares of FIS Common Stock then beneficially owned by it, discuss FIS's business, operations, or other affairs with FIS's management, board of directors, shareholders or others, explore an extraordinary corporate transaction, such as a sale, merger, reorganization or liquidation involving FIS or take such other actions similar to those enumerated above or as such Reporting Person may deem appropriate.

         As further described in Item 6 below, the Reporting Persons became parties to a Shareholders Agreement, dated September 14, 2005, among FIS, the Reporting Persons and the other shareholders of FIS DE (the "Shareholders Agreement"), in connection with the Merger, which grants the Reporting Persons (collectively) the right to designate one individual who will serve as a member of the board of directors of FIS. Thomas M. Hagerty has been designated by the Reporting Persons to the board of directors of FIS.

         On November 9, 2006, FNIS Holdings, Cayman Fund, Investors and the Putnam Entities entered into an underwriting agreement (the "Underwriting Agreement") among FIS, FNIS Holdings, Cayman Fund, Investors, the Putnam Entities (together with FNIS Holdings, Cayman Fund and Investors, the "THL

Entities") Bear, Stearns & Co. Inc. and certain other parties named therein pursuant to which the THL Entities agreed to sell an aggregate of 2,600,000 shares of FIS Common Stock pursuant to an underwritten offering registered on FIS's registration statement on Form S-3 (File No. 333-131593). The sales of FIS Common Stock closed on November 15, 2006, as described below in Item 5.

         The description of the Underwriting Agreement in this Schedule 13D is qualified in its entirety by reference to such agreement, which is included as
Exhibit 4 hereto and incorporated by reference herein.

         Notwithstanding the foregoing, except as described in this Item 4 and in Item 6, none of the Reporting Persons has any present plan or proposal which relate to or would result in any of the matters referred to in Items (a) through
(j) of Item 4 of Schedule 13D of the Securities and Exchange Commission. Each Reporting Person does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

         On November 15, 2006, pursuant to the Underwriting Agreement, FNIS Holdings sold 2,516,390 shares of FIS Common Stock, Cayman Fund sold 27,529 shares of FIS Common Stock, Putnam Holdings sold 15,658 shares of FIS Common Stock, Putnam I sold 13,455 shares of FIS Common Stock, Putnam II sold 12,013 shares of FIS Common Stock and Investors sold 14,955 shares of FIS Common Stock.

         FNIS Holdings has direct beneficial ownership of 11,411,825 shares of FIS Common Stock, representing 6.0% of the outstanding shares of FIS Common Stock. FNIS Holdings disclaims beneficial ownership of the shares of FIS Common Stock held by the other Reporting Persons.

         Cayman Fund has direct beneficial ownership of 124,846 shares of FIS Common Stock, representing 0.07% of the outstanding shares of FIS Common Stock. Cayman Fund disclaims beneficial ownership of the shares of FIS Common Stock held by the other Reporting Persons.

         Investors has direct beneficial ownership of 67,821 shares of FIS Common Stock, representing 0.04% of the outstanding shares of FIS Common Stock. Investors disclaims beneficial ownership of the shares of FIS Common Stock held by the other Reporting Persons.

         As the manager of FNIS Holdings and the general partner of Cayman Fund, Advisors V may be deemed to be the beneficial owner of 11,536,671 shares of FIS Common Stock, representing 6.07% of the outstanding shares of FIS Common Stock. Advisors V disclaims beneficial ownership of the shares of FIS Common Stock held by the other Reporting Persons.

         As the general partner of Thomas H. Lee Partners, L.P. ("Partners"), which is the sole member of Advisors V, which is the Manager of FNIS Holdings and General Partner of Cayman Fund, and pursuant to the terms of the Third Amended and Restated Limited Partnership Agreement of Thomas H. Lee Equity Fund V, L.P., which requires the Putnam Entities and Investors to dispose of their shares of FIS Common Stock pro rata with FNIS Holdings and Cayman Fund, Advisors may be deemed to be the beneficial owner of 11,790,998 shares of FIS Common Stock, representing 6.21% of the outstanding shares of FIS Common Stock. Advisors disclaims beneficial ownership of the shares of FIS Common Stock held by the Putnam Entities and Investors.

         As sole member of Advisors V, Partners may be deemed to be the beneficial owner of 11,790,998 shares of FIS Common Stock, representing 6.21% of the outstanding shares of FIS Common Stock. Partners disclaims beneficial ownership of the shares of FIS Common Stock held by the Putnam Entities and Investors.

         Putnam I has direct beneficial ownership of 61,018 shares of FIS Common Stock, representing 0.03% of the outstanding shares of FIS Common Stock. Putnam I disclaims beneficial ownership of the shares of FIS Common Stock held by the other Reporting Persons.

         Putnam II has direct beneficial ownership of 54,481 shares of FIS Common Stock, representing 0.03% of the outstanding shares of FIS Common Stock. Putnam II disclaims beneficial ownership of the shares of FIS Common Stock held by the other Reporting Persons.

         As the managing member of each of Putnam I and Putnam II, and the direct beneficial owner of 71,007 shares of FIS Common Stock, Putnam Holdings may be deemed to be the beneficial owner of 186,506 shares of FIS Common Stock, representing 0.1% of the outstanding shares of FIS Common Stock.

         As the sole member of Putnam Holdings, which is the managing member of each of Putnam I and Putnam II, Putnam Investments, LLC may be deemed to be the beneficial owner of 186,506 shares of FIS Common Stock, representing 0.1% of the outstanding shares of FIS Common Stock.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended and supplemented by adding at the end thereof the following:

         "On November 9, 2006, the Reporting Persons and certain other shareholders of FIS entered into an Underwriting Agreement pursuant to which the THL Entities agreed to sell an aggregate of 2,600,000 shares of FIS Common Stock pursuant to an underwritten offering registered on FIS's registration statement on Form S-3 (File No. 333-131593).

         The description of the Underwriting Agreement in this Schedule 13D is qualified in its entirety by reference to such agreement, which is included as
Exhibit 4 hereto and incorporated by reference herein."

         ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended and supplemented by adding at the end thereof the following:

          " 5. Underwriting Agreement, dated as of November 9, 2006, among FIS, THL FNIS Holdings, LLC, Thomas H. Lee Equity (Cayman) Fund V, L.P., Putnam Investment Holdings, LLC, Putnam Investments Employees' Securities Company I LLC, Putnam Investments Employees' Securities Company II LLC, Thomas H. Lee Investors Limited Partnership, TPG FNIS Holdings, LLC, TPG Parallel III, L.P., TPG Investors III, L.P., FOF Partners III, L.P., FOF Partners III-B, L.P., TPG Dutch Parallel III, C.V., Evercore METC Capital Partners II L.P. and Bear, Stearns & Co. Inc. (filed herewith)."

Signatures
----------

           After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this
Schedule 13D with respect to such person is true, complete and correct.

                                    Dated: November [  ], 2006


                           THL FNIS HOLDINGS, LLC

                           By:   THL Equity Advisors V, LLC, its manager
                           By:   Thomas H. Lee Partners, L.P., its sole member
                           By:   Thomas H. Lee Advisors LLC, its general partner

                           By:     /s/ Thomas M. Hagerty
                                 -----------------------------------------------
                           Name:  Thomas M. Hagerty
                           Title:  Managing Director


                           THOMAS H. LEE EQUITY (CAYMAN) FUND V, L.P.

                           By:   THL Equity Advisors V, LLC, its general partner
                           By:   Thomas H. Lee Partners, L.P., its sole member
                           By:   Thomas H. Lee Advisors LLC, its general partner

                           By:     /s/ Thomas M. Hagerty
                                 -----------------------------------------------
                           Name:  Thomas M. Hagerty
                           Title:  Managing Director


                           THL EQUITY ADVISORS V, LLC

                           By:   Thomas H. Lee Partners, L.P., its sole member
                           By:   Thomas H. Lee Advisors LLC, its general partner

                           By:     /s/ Thomas M. Hagerty
                                 -----------------------------------------------
                           Name:  Thomas M. Hagerty
                           Title:  Managing Director

                           THOMAS H. LEE INVESTORS LIMITED PARTNERSHIP

                           By: THL Investment Management Corp., its general partner

                           By:     /s/ Thomas M. Hagerty
                                 -----------------------------------------------
                           Name:  Thomas M. Hagerty
                           Title:  Vice President


                           THOMAS H. LEE ADVISORS, LLC

                           By:     /s/ Thomas M. Hagerty
                                 -----------------------------------------------
                           Name:  Thomas M. Hagerty
                           Title:  Managing Director


                           PUTNAM INVESTMENTS EMPLOYEES' SECURITIES COMPANY I
                           LLC

                           By:   Putnam Investment Holdings, LLC, its managing
                                 member
                           By:   Putnam Investments LLC, its sole member
                           By:   Thomas H. Lee Advisors, LLC, as Attorney in
                                 Fact

                           By:     /s/ Thomas M. Hagerty
                                 -----------------------------------------------
                           Name:  Thomas M. Hagerty
                           Title:  Managing Director


                           PUTNAM INVESTMENTS EMPLOYEES' SECURITIES COMPANY II, LLC

                           By:   Putnam Investment Holdings, LLC, its managing
                                 member
                           By:   Putnam Investments LLC, its sole member
                           By:   Thomas H. Lee Advisors, LLC, as Attorney in
                                 Fact

                           By:     /s/ Thomas M. Hagerty
                                 -----------------------------------------------
                           Name:  Thomas M. Hagerty
                           Title:  Managing Director

                           PUTNAM INVESTMENT HOLDINGS, LLC

                           By:   Putnam Investments LLC, its sole member
                           By:   Thomas H. Lee Advisors, LLC, as Attorney in
                                 Fact

                           By:     /s/ Thomas M. Hagerty
                                 -----------------------------------------------
                           Name:  Thomas M. Hagerty
                           Title:  Managing Director


                           PUTNAM INVESTMENTS, LLC

                           By:   Thomas H. Lee Advisors, LLC, as Attorney in
                                 Fact

                           By:     /s/ Thomas M. Hagerty
                                 -----------------------------------------------
                           Name:  Thomas M. Hagerty
                           Title:  Managing Director